FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-227784-03

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The preliminary prospectus to which this is a supplement, dated March 21, 2019, may be amended or completed prior to time of sale.

SUPPLEMENT
(To Prospectus Dated March 20, 2019)

$605,195,000 (Approximate)

UBS Commercial Mortgage Trust 2019-C16

(Central Index Key Number 0001769322)

as Issuing Entity

UBS Commercial Mortgage Securitization Corp.

(Central Index Key Number 0001532799)

as Depositor

UBS AG

(Central Index Key Number 0001685185)

Rialto Mortgage Finance, LLC
(Central Index Key Number 0001592182)

Ladder Capital Finance LLC

(Central Index Key Number 0001541468)

Morgan Stanley Mortgage Capital Holdings LLC
(Central Index Key Number 0001541557)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2019-C16

This is a supplement (“Supplement”) to the prospectus dated March 20, 2019 (the “Preliminary Prospectus”). Capitalized terms used in this Supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Structure Update

Class X-B and Class X-C Certificates

1.	The certificate structure will no longer include a Class X-C, and all references to the Class X-C certificates are hereby deleted in their entirety.
2.	The expected initial Notional Amount of the Class X-B certificates will be increased to $127,325,000.
3.	The Notional Amount of the Class X-B certificates will equal the aggregate of the Certificate Balances of the Class A-S, Class B and Class C certificates outstanding from time to time. Any reduction of the Certificate Balance of the Class A-S, Class B or Class C certificates will result in a corresponding reduction of the Notional Amount of the Class X-B certificates.
4.	Each of footnote 10 to the table titled "Summary of Certificates" on page 4 of the Preliminary Prospectus, the third sentence in footnote 1 to the table on page 37 of the Preliminary Prospectus and the description of the Pass-Through Rate of the Class X-B certificates on page 337 of the Preliminary Prospectus are hereby deleted and replaced in their entirety with the following:

The pass-through rate for the Class X-B certificates for any distribution date will be a per annum rate equal to the excess, if any, of (a) the weighted average of the net mortgage interest rates on the mortgage loans for the related distribution date, over (b) the weighted average of the pass-through rates on the Class A-S, Class B and Class C

UBS Securities LLC	Morgan Stanley
Co-Lead Managers and Joint Bookrunners
Drexel Hamilton	Academy Securities	Brean Capital
Co-Managers

The date of this Supplement is March 21, 2019

certificates for the related distribution date, weighted on the basis of their respective aggregate Certificate Balances outstanding immediately prior to that distribution date.

5.	Each of the last sentence of footnote 11 to the table titled "Summary of Certificates" on page 4 of the Preliminary Prospectus, the last sentence of footnote 2 to the table titled “Range of Estimated Fair Values for the Certificates” set forth on page 323 of the Preliminary Prospectus and the last sentence of footnote 2 to the table on page 328 of the Preliminary Prospectus are hereby deleted and replaced in their entirety with the following:

Any variation in the initial Certificate Balance of the Class C certificates would affect the initial Notional Amount of the Class X-B certificates.

Credit Risk Retention

6.	The table in section “Credit Risk Retention—Determination of Amount of Required Credit Risk Retention—Swap-Priced Principal Balance Certificates—Target Price Determination” (and accompanying footnotes) set forth on page 319 of the Preliminary Prospectus is deleted and replaced with the following:

Class of Certificates	Target Price
Class A-1	100.00%
Class A-2	103.00%
Class A-SB	103.00%
Class A-3	101.00%
Class A-4	103.00%
Class A-S	103.00%
Class B	103.00%
Class C	103.00%(1)

(1) The target price may not be realized with respect to the Class C certificates if such class accrues interest at the WAC Rate or a variable rate per annum equal to the WAC Rate minus a specified percentage.

7.	The relevant portions of the table titled “Range of Assumed Certificate Coupons for the Swap-Priced Principal Balance Certificates” (and accompanying footnotes) set forth on page 320 of the Preliminary Prospectus relating to Class C and Class D certificates are deleted and replaced with the following:

Class of Certificates	Low Estimate of Assumed Certificate Coupon	Base Case Assumed Certificate Coupon	High Estimate of Assumed Certificate Coupon
Class C	4.2515%	4.9611%	5.0210%(2)
Class D	4.9552%	5.0210%(2)	5.0210%(2)

(1)       Based on the lesser of the fixed rate in the table and the WAC Rate.

(2)       Based on the WAC Rate.

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8.	The table titled “Range of Estimated Fair Values for the Certificates” set forth on page 323 of the Preliminary Prospectus is deleted and replaced with the following:
Class of Certificates	Low Estimate of Fair Value	Base Case Estimate of Fair Value	High Estimate of Fair Value
Class A-1	$18,367,995	$18,367,990	$18,367,994
Class A-2	$80,850,618	$80,850,547	$80,850,742
Class A-SB	$37,162,329	$37,162,307	$37,162,384
Class A-3(1)	$141,399,490	$141,399,586	$141,399,641
Class A-4(1)	$211,072,393	$211,072,492	$211,073,638
Class X-A	$30,972,678	$43,014,354	$55,594,537
Class X-B(2)	$3,297,996	$7,370,782	$12,453,325
Class A-S	$77,346,252	$77,346,542	$77,346,360
Class B	$31,641,407	$31,641,376	$31,641,364
Class C(2)	$22,939,182	$22,501,340	$20,391,918
Class D	$9,178,252	$9,896,894	$10,547,137
Class D-RR(3)	$5,869,157	$6,602,600	$7,703,033
Class E-RR	$5,502,167	$5,502,167	$5,502,167
Class F-RR	$3,668,290	$3,668,290	$3,668,290
Class G-RR	$4,573,592	$4,573,592	$4,573,592
Class H-RR	$3,655,671	$3,655,671	$3,655,671
Class NR-RR	$11,880,555	$11,880,555	$11,880,555
Total:	$699,378,022	$716,507,084	$733,812,349
9.	The final sentence of the section “Credit Risk Retention—Calculation of Estimated Fair Value of All Certificates” on page 324 of the Preliminary Prospectus is revised to reflect that the estimated range of fair value for all the Certificates is approximately $699,378,022 to $733,812,349.

Allocation of Yield Maintenance Charges and Prepayment Premiums

1.	The first paragraph under “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums” on page 345 of the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:

If any Yield Maintenance Charge or Prepayment Premium is collected during any particular Collection Period with respect to any Mortgage Loan, then on the Distribution Date corresponding to that Collection Period, the certificate administrator will pay that Yield Maintenance Charge or Prepayment Premium (net of any Liquidation Fees or Workout Fees payable therefrom) in the following manner: (1) to each of the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-S, Class B, Class C and Class D certificates, the product of (a) such Yield Maintenance Charge or Prepayment Premium, (b) the related Base Interest Fraction for such class, and (c) a fraction, the numerator of which is equal to the amount of principal distributed to such class for that Distribution Date, and the denominator of which is the total amount of principal distributed to such Classes of Principal Balance Certificates for that Distribution Date, (2) to the Class X-A certificates, the excess, if any, of (a) the product of (i) such Yield Maintenance Charge or Prepayment Premium and (ii) a fraction, the numerator of which is equal to the amount of principal distributed to the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 certificates for that Distribution Date, and the denominator of which is the total amount of principal distributed to the Class A-1, Class A-2, Class A-SB, Class A-3, Class A-4, Class A-S, Class B, Class C and Class D certificates for that Distribution Date, over (b) the amount of such Yield Maintenance Charge or Prepayment Premium distributed to the Class A-1, Class A-2, Class A-SB, Class A-3 and Class A-4 certificates as described above, and (3) to the Class X-B certificates, any remaining portion of such Yield Maintenance Charge or Prepayment Premium not distributed as described above.

2.	The seventh paragraph under “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums” on pages 346 and 347 of the Preliminary Prospectus is hereby deleted in its entirety and replaced with the following:
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No Prepayment Premiums or Yield Maintenance Charges will be distributed to the holders of the Class D-RR, Class E-RR, Class F-RR, Class G-RR, Class H-RR, Class NR-RR, Class Z or Class R certificates.

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